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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 8-A/A
                               Amendment No. 3

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934




                     Crown Central Petroleum Corporation
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           (Exact name of registrant as specified in its charter)


             Maryland                               52-0550682
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(State of incorporation or organization) (I.R.S. Employer Identification
                                          No.)



One North Charles Street, Baltimore, Maryland         21201
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(Address of principal executive offices)            (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                 Name of each exchange on which
       to be so registered                 each class is to be registered

Series A Preferred Stock Purchase Rights       American Stock Exchange
----------------------------------------      -------------------------
Series B Preferred Stock Purchase Rights       American Stock Exchange
----------------------------------------      -------------------------


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant
to General Instruction A.(c), check the following box   X

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates:  N/A
          ---
     (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None


                                    N/A
----------------------------------------------------------------------
                               (Title of class)

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ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     In connection with the merger of Crown Central Petroleum Corporation, a Maryland corporation (the "Company" or "Crown"), with and into Rosemore Acquisition Corporation, a Maryland corporation ("RAC"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 17, 2000, by and among Crown, RAC and Rosemore, Inc., a Maryland corporation ("Rosemore"), the Company entered into a second amendment dated as of December 17, 2000 (the "Second Amendment") to the Rights Agreement (the "Rights Agreement") dated as of February 1, 2000, as amended by the First Amendment (the "First Amendment") to Rights Agreement dated as of April 10, 2000, between the Company and First Union National Bank, as Rights Agent (the "Rights Agent"), for the purpose of amending Sections 1(a), 1(c), 1(e) and 7(a) of the Rights Agreement.

     The amendment added subsection 1(a)(ii)(B) to the definition of "Acquiring Person", providing that no person will become an "Acquiring Person" within the meaning of the Rights Agreement, as amended, solely as a result of shares of Crown common stock acquired pursuant to an agreement, arrangement or understanding entered into in connection with or to facilitate the consummation of an "Approved Transaction" under the Rights Agreement, by a person or that person's affiliates or associates, where the "Approved Transaction" is not consummated and such shares of Crown common stock are acquired after the latest date on which the "Final Expiration Date" can occur under the Rights Agreement as it exists on the date on which such agreement, arrangement or understanding is entered into. The amendment also added subsection 1(a)(ii)(C) to the definition of "Acquiring Person", providing that no person will become an "Acquiring Person" solely as a result of shares of Crown common stock acquired in connection with that certain Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of the date of the Merger Agreement, by and among P.A. Novelly, II and John K. Pruellage, as Trustees for The Novelly Exempt Trust U/I dated
August 12, 1992 (the "Novelly Trust"), Douglas D. Hommert and William Lauber, as Trustees for The Capital Trust U/I dated February 4, 1994 (the "Capital Trust"), Paul A. Novelly, as Trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended (the "Living Trust"), Golnoy Barge Company, Inc., ("Golnoy") and Rosemore and that certain Escrow Agreement (the "Escrow Agreement") contemplated thereby, by and among Messrs. Novelly and Pruellage, as trustees of the Novelly Trust, Messrs. Hommert and Lauber, as trustees of the Capital Trust, Mr. Novelly, as trustee of the Living Trust, Golnoy, Rosemore and Union Planters Bank, a national banking association, as escrow agent (the Stock Purchase Agreement and the Escrow Agreement may be collectively referred to herein as the "Related Transaction Documents").

     The amendment also added subsection 1(c)(iii) to the definition of "Approved Transaction". That subsection specifies that "Approved
Transaction" shall include the transactions contemplated by the Related Transaction Documents.

     The definition of "Beneficial Owner" and "beneficially own" contained in Section 1(e) of the Rights Agreement has also been amended to provide that no person will become a "Beneficial Owner" within the meaning of the Rights Agreement, as amended, or be deemed to "beneficially own" any shares of Crown common stock:

    (bullet) that such person has the right to vote pursuant to an agreement, arrangement or understanding, if the right to vote such shares is granted to the person or that person's

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affiliates or associates pursuant to or in connection with the consummation of, or the solicitation of stockholder approval for, an "Approved Transaction" by that person or that person's affiliates or associates, or otherwise pursuant to or in connection with any agreement, arrangement or understanding for the acquisition of securities described immediately below;

    (bullet) that such person or that person's affiliates or associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding entered into in connection with or to facilitate the consummation of an "Approved Transaction" by that person and/or that person's affiliates and/or associates, including without limitation, any Crown common stock which that person or that person's affiliates or associates has the right to acquire pursuant to such agreement, arrangement or understanding in the event that the "Approved Transaction" is not consummated, provided that in the event that the "Approved Transaction" is not consummated, such acquisition is not consummated before the latest date on which the "Final Expiration Date" can occur under the Rights Agreement as it exists on the date on which such agreement, arrangement or understanding is entered into; or

    (bullet) that such person or that person's affiliates or associates has the right to vote pursuant to or in connection with the Related Transaction Documents or to acquire pursuant to or in connection with the Related Transaction Documents in the event that the "Approved Transaction" set forth in the Merger Agreement is not consummated, provided that in the event the "Approved Transaction" is not consummated, any acquisition of securities pursuant to the Related Transaction Documents shall not be consummated prior to the latest date on which the Final Expiration Date can occur pursuant to the Rights Agreement as it exists on the date on which such agreement, arrangement or understanding was entered into.

     The Second Amendment to the Rights Agreement also modified the definition of "Final Expiration Date" found in Section 7(a) of the Rights Agreement to reflect that the "Final Expiration Date" is the earlier of the close of business on February 14, 2001 or that time which is immediately prior to acceptance by the State Department of Assessments and Taxation of Maryland of articles of merger consummating the merger pursuant to the Merger Agreement.

     A copy of the Second Amendment was previously filed as Exhibit 4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2000, and is incorporated herein by reference.

     The information in Item 1 of Form 8-A filed by the registrant with the Securities and Exchange Commission on February 3, 2000, as amended by the 8-A/A filed on April 10, 2000 and the 8-A/A filed on April 19, 2000, relating to the Series A Rights and the Series B Rights of the Company, is hereby further amended to read as follows:

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The following is a summary of the principal terms of the Rights Agreement (the "Rights Agreement") dated as of February 1, 2000, as amended by the First Amendment to Rights

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Agreement dated as of April 10, 2000 (the "First Amendment") and the
Second Amendment to Rights Agreement dated as of December 17, 2000 (the "Second Amendment"), between Crown Central Petroleum Corporation (the "Company") and First Union National Bank, as Rights Agent (the "Rights Agent"), which is qualified in its entirety by reference to the text of the Rights Agreement. The Rights Agreement, the First Amendment and the Second Amendment are made exhibits to this filing and are incorporated herein by reference. A copy of the Rights Agreement and each of the amendments thereto is available free of charge from the Secretary of the Company at One North Charles Street, Baltimore, Maryland 21201.

(a) DECLARATION OF DIVIDEND

On February 1, 2000, the Board of Directors of the Company declared a dividend of one Series A preferred share purchase right (a "Series A Right") for each outstanding share of Class A Common Stock, par value $5.00 per share, of the Company (the "Class A Common Stock") and one Series B preferred share purchase right (a "Series B Right" and together with the Series A Rights, collectively, the "Rights") for each outstanding share of Class B Common Stock, par value $5.00 per share, of the Company (the "Class B Common Stock" and together with the Class A Common Stock, collectively, the "Common Stock"). The dividend is payable on February 15, 2000 (the "Record Date") to the stockholders of record on that date. Under certain circumstances (set forth in Section (b) below),
(i) each Series A Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock of the Company, no par value (the "Series A Preferred Stock") at a price of $16 (subject to adjustment as provided in the Rights Agreement) per one one-thousandth (1/1000) of a share of Series A Preferred Stock (the "Series A Purchase Price") and (ii) each Series B Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series B Junior Participating Preferred Stock of the Company, no par value (the "Series B Preferred Stock" and together with the Series A Preferred Stock, collectively, the "Preferred Stock") at a price of $16 (subject to adjustment as provided in the Rights Agreement) per one one-thousandth (1/1000) of a share of Series B Preferred Stock (the "Series B Purchase Price" and together with the Series A Purchase Price, collectively, the "Purchase Price").

(b) EXERCISE OF RIGHTS

The Rights may not be exercised until the earlier to occur of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired (other than through an Approved Transaction as discussed below), with respect to either class of Common Stock, beneficial ownership of (1) a number of shares that exceeds 15% of the total number of then outstanding shares of such class of Common Stock (for any person who on the date of the Rights Agreement beneficially owned a number of shares that is less than 14% of the total number of then outstanding shares of a class of Common Stock), or (2) the number of shares as disclosed on such Person's Schedule 13D or 13G, as the case may be, most recently filed with the Securities and Exchange Commission prior to the date of the Rights Agreement, plus an additional number of shares of such class of Common Stock that exceeds 1% of the total number of shares of such class of Common Stock outstanding as of the date of the Rights Agreement (for any person who on the date of the Rights Agreement beneficially owned a number of shares that is equal to or exceeds 14% of the total number of outstanding shares of either class of Common Stock) (either (1) or (2) above is hereinafter referred to as a

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"Substantial Block" of Common Stock); or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer (other than a tender offer which is an Approved Transaction) or exchange offer the consummation of which may result in the beneficial ownership by a person or group of a Substantial Block (the earlier of such dates described in clauses (i) and (ii) being referred to as the "Distribution Date").

Under the Rights Agreement, an Approved Transaction means either (i) a tender offer to all of the holders of each class of Common Stock (A) which provides for the acquisition by the tender offeror of all of the issued and outstanding shares of both Class A Common and Class B Common (other than shares of Common Stock held by an Acquiring Person or its Associates or Affiliates) solely for cash; (B) following which tender offer the tender offeror exercises reasonable best efforts to consummate a statutory merger within 90 days of the date of the tender offer pursuant to which the shares of Common Stock not tendered pursuant to the tender offer are exchanged for cash on terms no less favorable to the holders of such Common Stock as was offered in the tender offer; and (C) which a majority of the Board of Directors of the Company, prior to the date on which such tender offer was commenced, shall have approved and, after receiving advice from one or more investment banking firms, determined to be fair to the holders of Common Stock from a financial point of view, taking into account all factors which such Directors deem relevant including, without limitation, values indicated in light of long-term prospects or business plans or aggregate prices or values which could reasonably be achieved if part or all of the Company or its assets were sold or restructured on an orderly basis designed to realize maximum long-term value; or (ii) a statutory merger (A) in which all shares of Common Stock are exchanged for cash, and (B) which a majority of the Board of Directors of the Company, prior to the date on which the merger was agreed upon, shall have approved and, after receiving advice from one or more investment banking firms, determined to be fair to the holders of the Common Stock from a financial point of view, taking into account all factors which such Directors deem relevant including, without limitation, values indicated in light of long-term prospects or business plans or aggregate prices or values which could reasonably be achieved if part or all of the Company or its assets were sold or restructured on an orderly basis designed to realize maximum long-term value; or (iii) the transactions contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement") dated as of December 17, 2000, by and among the Company, Rosemore, Inc., a Maryland corporation ("Rosemore"), and Rosemore Acquisition Corporation, a Maryland corporation ("RAC"), and related documents (collectively, the "Related Transaction Documents") which include without limitation, that certain Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of the date of the Merger Agreement, by and among P.A. Novelly, II and John K. Pruellage, as Trustees for The Novelly Exempt Trust U/I dated August 12, 1992 (the "Novelly Trust"), Douglas D. Hommert and William Lauber, as Trustees for The Capital Trust U/I dated February 4, 1994 (the "Capital Trust"), Paul
A. Novelly, as Trustee of the Paul A. Novelly Living Trust U/I dated
July 28, 1982, as amended (the "Living Trust"), Golnoy Barge Company, Inc. ("Golnoy"), and Rosemore and that certain Escrow Agreement (the "Escrow Agreement") contemplated thereby, by and among Messrs. Novelly and Pruellage, as trustees of the Novelly Trust, Messrs. Hommert and Lauber, as trustees of the Capital Trust, Mr. Novelly, as trustee of the Living Trust, Golnoy, Rosemore and Union Planters Bank, a national banking association, as escrow agent. No one can become an Acquiring Person solely as a result of acquiring securities pursuant to and in accordance with an Approved Transaction.

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Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will expire on the first to occur of the Close of Business on February 14, 2001 or immediately prior to acceptance by the State Department of Assessments and Taxation of Maryland of articles of merger consummating the merger transaction by and between the Company and RAC pursuant to the terms and conditions set forth in the Merger Agreement, unless the Company exchanges the Rights as described in Section (g) below or redeems the Rights as described in Section (h) below.

(c) CERTIFICATION OF RIGHTS

Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Stock outstanding as of the Record Date, by certificates evidencing shares of such Common Stock having a copy of a summary of rights in the form attached to the Rights Agreement as EXHIBIT B (the "Summary of Rights") attached thereto. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights associated with such Common Stock.

(d) TRANSFER OF RIGHTS

Until the Distribution Date (or earlier redemption or expiration of the Rights):

(i) the Rights will be transferred with and only with the Common Stock;

(ii) upon transfer or new issuance of Common Stock, new certificates for shares of Common Stock issued after the Record Date will contain a notation incorporating the Rights Agreement by reference; and

(iii) the transfer of any Common Stock outstanding as of the Record Date, including surrender for transfer of any certificates therefor even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with such Common Stock.

(e) ANTI-DILUTION AND OTHER INVESTOR PROTECTIONS

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no

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adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

The number of outstanding Rights and the number of one one-thousandths (1/1000) of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

In the event that the Company is acquired in a merger or other business combination transaction other than an Approved Transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

The Company shall not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth (1/1000) of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth (1/1000) of a share of Preferred Stock). Fractions of shares of Preferred Stock in integral multiples of one one-thousandth (1/1000) of a share of Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the shares of Preferred Stock represented by such depositary receipts.

In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth (1/1000) of a share of Preferred Stock, the Company may, at its option, either (i) pay to any registered holder of a Right Certificate at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one share of Preferred Stock, or (ii) round up any fractional share of Preferred Stock to the next highest integral multiple of one one-thousandth (1/1000) of a share of Preferred Stock and issue such next highest integral multiple of one one-thousandth (1/1000) of a share of Preferred Stock.

(f) RIGHTS AND PREFERENCES OF THE UNDERLYING PREFERRED STOCK

Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Preferred Stock will have a minimum preferential quarterly dividend in an amount per share equal to the greater of (i) $1.00, or (ii) subject to certain adjustments, 1000 times the aggregate per share amount of all cash dividends, and 1000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in

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corresponding Common Stock or a subdivision of the outstanding Common
Stock (by reclassification or otherwise), declared on the corresponding Common Stock, since the date of the immediately preceding quarterly dividend payment or, with respect to the date of the first quarterly dividend payment, since the first issuance of any share or fraction of a share of Preferred Stock. In the event of liquidation, the holders of shares of Preferred Stock will receive a preferential liquidation payment equal to the greater of $1.00 per share, plus accrued and unpaid dividends and distributions thereon, or 1000 times the payment made per share of corresponding Common Stock. Each share of Series A Preferred Stock will have 1000 votes and each share of Series B Preferred Stock will have 100 votes, voting together with the Common Stock on all matters on which the shares of Class A Common and the shares of Class B Common vote together and, to the extent entitled to vote for the election or removal of Directors, separately by class for the election or removal of Directors. If, on any record date for determining stockholders entitled to vote for the election or removal of Directors, a certain threshold number of shares of Series A Preferred Stock is then issued and outstanding (as such threshold is determined pursuant to the Articles Supplementary listed as EXHIBIT 3 hereto and incorporated herein by reference), the holders of Series A Preferred Stock will then have the ability to elect and remove one more Director than the number of Directors the Class A Common Stock is then entitled to elect and remove. If, on any record date for determining stockholders entitled to vote for the election or removal of Directors, a certain threshold number of shares of Series B Preferred Stock is then issued and outstanding (as such threshold is determined pursuant to the Articles Supplementary listed as EXHIBIT 3 hereto and incorporated herein by reference), the holders of Series B Preferred Stock will then be entitled to elect two Directors.

In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, which is not an Approved Transaction, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of corresponding Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Stock, the value of one one-thousandth (1/1000) interest in a share of Series A Preferred Stock purchasable upon exercise of each Series A Right should approximate the value of one share of Class A Common Stock and the value of one one-thousandth (1/1000) interest in a share of Series B Preferred Stock purchasable upon exercise of each Series B Right should approximate the value of one share of Class B Common Stock.

(g) BOARD'S ABILITY TO EXCHANGE THE RIGHTS

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth (1/1000) of a share of Preferred Stock (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right, subject to adjustment.

(h) BOARD'S ABILITY TO REDEEM THE RIGHTS

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of a Substantial Block of either class of Common Stock, the Board of

Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right or, at the option of the Board of Directors, for one one-thousandth (1/1000) of a share of Class A Common Stock per Series A Right and one one-thousandth (1/1000) of a share of Class B Common Stock per Series B Right (either, the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

(i) AMENDMENT

The terms of the Rights may be amended in certain respects by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

ITEM 2.      EXHIBITS

EXHIBIT NO.  DESCRIPTION
     3 Articles Supplementary setting forth the designation, preferences and rights of the Series A Junior Participating Preferred Stock and the Series B Junior Participating Preferred Stock of Crown Central Petroleum Corporation dated February 1, 2000 (incorporated herein by reference to Exhibit 3(i) to the registration statement on Form 8-A filed with the Commission on February 3, 2000 under the Exchange Act of 1934, as amended (the "Form 8-A")).

     4.1 Rights Agreement dated as of February 1, 2000 between the Company and First Union National Bank, as Rights Agent (incorporated herein by reference to Exhibit 4 to the Form 8-A).

     4.2 First Amendment to Rights Agreement dated as of April 10, 2000 between the Company and First Union National Bank, as Rights Agent (incorporated herein by reference to Exhibit 4 to the Current Report on Form 8-K filed with the Commission on April 10, 2000 under the Exchange Act of 1934, as amended).

     4.3 Second Amendment to Rights Agreement dated as of December 17, 2000 between the Company and First Union National Bank, as Rights Agent (incorporated herein by reference to Exhibit 4 to the Current Report on Form 8-K filed with the Commission on December 18, 2000 under the Exchange Act of 1934, as amended).



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                          SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                           CROWN CENTRAL PETROLEUM CORPORATION


                         By: /s/ John E. Wheeler, Jr.
                             ------------------------
                         Name:   John E. Wheeler, Jr.
                         Title:  Executive Vice President--Chief
                                 Financial Officer

Date:  December 18, 2000